EXHIBIT 3(b)
FIDELITY INVESTMENTS LIFE INSURANCE COMPANY
Commission Schedule--Variable Annuity
The variable annuity product being offered by FILI will be distributed by Fidelity Insurance Agency (FIA), affiliated companies of FIA in those states where FIA is not licensed to sell annuities and under contractual agreement with Fidelity Investments Insurance Agency of Texas, Inc., in Texas. The commission schedule describes the payments that compensate the distributor for both its efforts as well as for related distribution expenses which include advertising, direct mail material, promotional material, and the services of insurance specialists.
The commission will be earned and paid over a period of time so that the aggregate amount earned and paid reflects the value to FILI of the business solicited. Since FILI desires to encourage the sale of business with favorable persistency, the commission schedule will have two components: a first year component and a renewal component. The first year part will be higher (as a % of the contract value) to reflect solicitation activity and associated expenses. The renewal component will be based on the contract value, which directly reflects the persistency of the business produced by the distributors. Commissions will be paid only during the accumulation phase; no commissions will be paid after the Annuity Date (i.e., during the pay-out phase).
The first year component will be the sum of $50 per contract issued and paid for (with refunds during the Free-Look period being treated for commission purposes as not paid for) and .25% of the contract value at the end of the first contract year, provided that this component will not exceed 2% of the purchase payments received in the first contract year.
The renewal component will be .25% of the contract value computed as of the end of each contract year. No separate commission is paid for additional purchase payments; there is implicit recognition of these payments since they increase the size of the contract value. These commissions will be paid each year in a manner that is administratively simple and acceptable to the parties involved.
In recognition of the fact that FILI is a new company with no historical experience to guide it and the fact that the direct response method of distributing annuity products is still relatively new, the specific elements of the commission schedule may be revised to reflect actual experience should both FILI and its distributors mutually agree to such revisions.